INVEST IN **GRADEY**

AI Powered academic assistant to help kids succeed in school, just Ask Gradey!


GRADEY
Helping kids succeed in school!

askgradey.com Pittsburgh Pennsylvania

Technology | B2C | Edtech

LEAD INVESTOR



Nick Bozovich
Angel Investor, Chief Information Officer

I am investing in Gradey because I believe there is a large addressable market with fantastic potential product fit. Sanjay is a passionate founder with a solid background in building technology solutions and has spent a lot of time iterating on the idea for Gradey, its target customer base, and potential revenue streams as Gradey matures and the customer base grows over the coming years. There is a clear, measured approach to the initial build-out and launch to begin this process and I am excited to see what the coming year brings!

Invested $5,000 this round

Featured Investors



Nick Bozovich

Syndicate Lead

Chief Information Officer and Angel Investor

Invested in Gradey

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I am investing in Gradey because I believe there is a large addressable market with fantastic potential product fit. Sanjay is a passionate founder with a solid background in building technology solutions and has spent a lot of time iterating on the idea for Gradey, its target customer base, and potential revenue streams as Gradey matures and the customer base grows over the coming years. There is a clear, measured approach to the initial build-out and launch to begin this process and I am excited to see what the coming year brings!

Read More

Invested $5,000 this round

Highlights

1. Huge market and growth potential with 55M+ students in US alone (Initial Target Market ~1M students)
2. Inexpensive Per Student $4.00/month subscription model
3. Initial market test showed out $5 Customer Acquisition Cost and 19% Conversion Rate
4. Development complete on a fully functional product with operational Gradey chatbot utilizing GPT-4
5. Gradey offered as web application (mobile-ready), Android app, and iOS app.
6. Gradey technology provides AI powered academic virtual assistant with personalized insights
7. Gradey applies analytics and trending to individual student information empowering parents with data

8 Future affiliate marketing revenue opportunities (i.e. offering tutoring services in platform)

Our Team



Sanjay Akut Founder/CEO

Seasoned Chief Technology Officer and Carnegie Mellon alum with prior entrepreneur experience and 25+ years of leadership experience.



Craig Neely Chief Growth Officer

Successful business executive with expertise in business strategy, brand building, innovation and team leadership.



David Bock Creative Director

Extensive visual, creative, and design experience working with many startups on their branding and product stories.


GRADEY
Helping kids succeed in school

The problem starts with wanting to have a meaningful conversation with your child about their grades.


GRADEY
Every parent with a child in school has asked this question
"What did you get on your math test last week?"

However, trying to find those grades can be a timely and complicated process. Below is the current process you'd need to take through a school district's portal:


GRADEY
Today, these are the steps to answer that question
Remember the URL of my school's portal
Login using credentials
Click to select the student you are interested in
Click Courses and Grades

  

Click the course you are interested in **Click the grading period you are interested in** **Finally find the grade you wanted (have to do the math yourself)**

Once you find the grade you're looking for, it's presented as "18/25," and doesn't mention what percentage of the total class grade it accounts for or whether it lowered or raised their overall course grade or even their overall GPA. Was this a good score or a bad score? You, the parent, are left to figure it out on your own.

GRADEY

Problem



 It is **time consuming** for busy parents to keep up with their kids grades

 **Lack of proactive notifications** make timely conversations with your children difficult

 Grade data is very static, **lacking** the **"why"** and **"how"** a grade affects overall academic goals.

The solution Gradey provides is an academic virtual assistant that keeps up with grade information for parents and kids, providing instant access to grades along with analysis on how each grade affects overall academic success.

GRADEY

The Solution

   

Gradey **automatically keeps track** of your kids' grades for you.

Gradey provides flexible **proactive notifications** allowing parents to instantly know about grades as they posted

"What did Dylan get on his math test last week?" - is all you need to send to the Gradey virtual assistant to **instantly get the answer** to your question.

Gradey **provides context** to each grade, letting you know how your child is **trending**, providing **guidance** on what they need to do to reach their academic goals.

Gradey is an easy way for parents to find the information they're looking for, while providing insights into how certain grades affect overall academic goals.

GRADEY

The Product


Step 1
Parent **registers** with the Gradey app


Step 2
Gradey **collects information** from the parent portal throughout the day


Step 3
Gradey provides **proactive notifications** based on parents' preferences


Step 4
Parents can **Ask Gradey** about their kids' grades and get instant answers



GRADEY

The Product

Gradey provides the context behind the grade based on trends



Parents can step in to help when needed, or provide praise and congratulations for a job well





provide praise and congratulations for a job well done.

The US market along is very large, with 50M+ students in public schools along with 5M+ students in private schools. International expansion in the future is absolutely possible, but our initial target market will focus on 1.1M students.



Per student subscription model provides a low barrier to entry to provide parents with a tool to help their kids succeed in school. We plan to offer a "Family Discount" for families with 3 or more children, which would entice families to sign all their kids up at once and create a more "sticky" solution for their younger children.



Using the data shown in our marketing experiments, we believe our Customer Acquisition Cost is $5. Using a marketing budget of $1000/month, increasing by 10% each month, our projections lead us to more than $100k in revenue during our initial launch year of 2023, increasing to more than $700k revenue in 2024, and more than $2M in 2025. These models also assume a conservative LTV of a customer at 8 months, and we believe Gradey will be "more sticky" than that.



Forward looking projections cannot be guaranteed

We have made a lot of progress so far, inclusive of our Proof of Concept builds having been connected with four separate portal systems. After this round of fundraising, we plan to build out a fully functional V1 of Gradey and soft launch in select markets (less than 1M student markets). The seed round of fundraising will then allow us to build out further and market more widely, (hopefully) leading to a projected Series A raise in 2025.

GRADEY

Timeline


May 2022
Joined
Launchpeer
June/July 2022
Ran Product
Proof Test
August 2022
Gradey Inc
Incorporated
September 2022
Actively
Preparing for
Funding
1st Quarter 2023
Close Funding
Round
Q3 2023
MVP Launch
With Users
4th Quarter 2023
2nd Funding
Round
1st Quarter 2024
Product Launch
for 23/24 SY
4th Quarter 2024
Seed Round
1st Quarter 2026
Series A Round

**Forward looking projections cannot be guaranteed*

GRADEY

Fundraising

Oversubscribed Pre-Seed Round (Feb 2023) - $124,000

- Built out fully functioning V1 of the product
- Web Application, Android App, iOS App
- Multiple Experimental Ad Campaigns

Bridge round raising $100,000 - $200,000 to fully launch Gradey in 4 school districts and support those users through the remainder of the school year.

- Marketing Resources for Launch
  - Social Media Ad Campaigns
  - Pilot Local Advertising efforts
- Development Resources to Support Launch Customers
- Administrative Costs (Accounting, Legal, Patent Application, etc.)

We are very excited about the future of Gradey and to have you as a part of this journey with us. If you have any questions at all, please reach out, as we are always excited to talk about Gradey!

GRADEY

Please reach out with any questions or for more information.

Sanjay Akut, Founder
sanjay.akut@meetgradey.com